

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2024

Zhen Qin
Chief Executive Officer
Linkhome Holdings Inc.
2 Executive Circle, Suite 100
Irvine, CA 92614

   Re: Linkhome Holdings Inc.
     Amendment No.1 to Registration Statement on Form S-1
     Filed July 10, 2024
     File No. 333-280379

Dear Zhen Qin:

  We have reviewed your amended registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2024 letter.

Form S-1/A filed July 10, 2024
Principal Stockholders, page 80

1. We note your response to prior comment 1. Please include all three executive officers and your three director nominees in the table. See Item 403(b) of Regulation S-K. Also revise the footnotes to the table for consistency.

      Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Blankenship